                                 SCHEDULE 13D
                                (RULE 13d-101)

          Information to be Included in Statements Filed Pursuant to
     Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                      Securities and Exchange Commission
                             Washington, DC 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                    Lernout & Hauspie Speech Products N.V.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, No Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                B5628B - 10 - 4
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Pol Hauspie
                  c/o Lernout & Hauspie Speech Products N.V.
                          Flanders Language Valley 50
                              8900 Ieper, Belgium
                               011 32 57 229500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 27, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      Jo Lernout
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF, AF, BK, OO
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Belgium
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares
                          140
   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each               43,667,068
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person
                          140
       With        -----------------------------------------------------------
                     10   Shared Dispositive Power

                          43,042,068
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      43,667,208
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      30.0%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      Pol Hauspie
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF, AF, BK, OO
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Belgium
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares
                          140
   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each               43,667,068
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person
                          140
       With        -----------------------------------------------------------
                     10   Shared Dispositive Power

                          43,042,068
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      43,667,208
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      30.0%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      LEHA, a Netherlands foundation
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      AF, BK, OO
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Netherlands
------------------------------------------------------------------------------
       Number of     7    Sole Voting Power

        Shares
                          0
     Beneficially   ----------------------------------------------------------
                     8    Shared Voting Power
       Owned by

         Each             38,569,668
                    ----------------------------------------------------------
      Reporting      9    Sole Dispositive Power

        Person
                          0
         With       ----------------------------------------------------------
                     10   Shared Dispositive Power

                          37,944,668
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      38,569,668
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      26.8%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO, EP, HC
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      Oldco N.V.
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF, AF
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Belgium
------------------------------------------------------------------------------
       Number of     7    Sole Voting Power

        Shares
                          6,303,588
     Beneficially   ----------------------------------------------------------
                     8    Shared Voting Power
       Owned by

         Each             32,266,080
                    ----------------------------------------------------------
      Reporting      9    Sole Dispositive Power

        Person
                          6,303,588
         With       ----------------------------------------------------------
                     10   Shared Dispositive Power

                          31,641,080
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      38,569,668
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      26.8%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      HC
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      L&H Investment Company N.V.
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF, AF
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Belgium
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares

   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each               32,266,080
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person

       With        -----------------------------------------------------------
                     10   Shared Dispositive Power

                          31,641,080
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      32,266,080
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      22.4%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      HC
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      L&H Holding N.V.
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF, AF
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Belgium
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares
                          13,394,262
   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each               18,871,818
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person
                          12,769,262
       With        -----------------------------------------------------------
                     10   Shared Dispositive Power

                          18,871,818
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      32,266,080
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      22.4%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      HC
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      L&H Holding III S.A.
      Not Applicable
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      AF, OO
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Luxembourg
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares
                          3,305,396
   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person

       With        -----------------------------------------------------------
                     10   Shared Dispositive Power

                          3,305,396
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      3,305,396
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      2.3%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      HC
------------------------------------------------------------------------------

CUSIP NO. B5628B - 10 - 413D
          ------------------

------------------------------------------------------------------------------
 1    Names of Reporting Person
      I.R.S. Identification Nos. of Above Persons

      Stonington Holdings LLC
      I.R.S. Identification No.: 13-4126444
------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC Use Only


------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      OO
------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) Or 2(e)                                                  [_]

------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
     Number of       7    Sole Voting Power

      Shares

   Beneficially    -----------------------------------------------------------
                     8    Shared Voting Power
     Owned by

       Each               9,064,329
                   -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power

      Person
                          9,064,329
       With        -----------------------------------------------------------
                     10   Shared Dispositive Power


------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person


      9,064,329
------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

      (See Instructions)
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      6.3%
------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      CO
------------------------------------------------------------------------------

CUSIP No. B5628B-10-413D
          --------------


Item 1.  Security and Issuer.


(a)  Title of the Class of Equity Securities

          Common Stock, No Par Value

(b)  Name of Issuer

          Lernout & Hauspie Speech Products N.V. (the "Issuer")

(c)  Address of Issuer's Principal Executive Offices

          Flanders Language Valley 50, 8900 Ieper, Belgium


Item 2.  Identity and Background.


     This Amendment No. 2 to the Schedule 13D is filed on behalf of


     (i)   Jo Lernout;

     (ii)  Pol Hauspie;

     (iii) the following entities sometimes collectively referred to as the "L&H Holding Control Group":

           -   LEHA, a Netherlands foundation ("LEHA");

           -   L&H Holding N.V. ("L&H Holding");

           -   L&H Holding III S.A. ("L&H Holding III");

           -   Oldco N.V. ("Oldco"); and

           -   L&H Investment Company N.V. ("LHIC"); and

     (iv)  Stonington Holdings LLC ("Stonington LLC")

(all of the foregoing persons are referred to collectively as the "Reporting Persons" and individually as a "Reporting Person"). Except as otherwise expressly indicated, all information is given as of August 10, 2000.

     Messrs. Lernout and Hauspie are the founders of the Issuer. Each of the entities within the L&H Holding Control Group is ultimately jointly controlled by Messrs. Lernout and Hauspie. LEHA is owned 100% by Messrs. Lernout and Hauspie. LEHA in turn owns 100% of Oldco. Oldco in turn currently directly owns 4.4% of the Issuer and owns 100% of LHIC. L&H Holding III is owned 36.15% by Jo Lernout, 36.15% by Pol Hauspie and 27.7% by Gaston Bastiaens, director and former CEO of the Issuer. L&H Holding III directly owns 2.3% of the Issuer. LHIC currently owns 85.09% of L&H Holding and certain investors own the balance. L&H Holding directly owns 8.9% of the Issuer.

     Stonington Holdings LLC, a limited liability company incorporated under the laws of the State of Delaware ("Stonington LLC") and controlled by Messrs. Lernout and Hauspie, was

CUSIP No. B5628B-10-413D
          --------------

formed by L&H Holding and Stonington Capital Appreciation 1994 Fund, L.P. ("Stonington Fund"), in order to hold the shares of the Issuer issued to Stonington Fund as a result of the acquisition of Dictaphone Corporation on May 5, 2000. During the two year period following the acquisition, pursuant to the Agreement of Limited Liability Company of Stonington LLC entered into between Stonington Fund and L&H Holding on May 5,2000 (the "LLC Agreement") and a Stockholder Agreement of the same date, entered into between Stonington LLC and the L&H Holding Control Group (the "Stonington Stockholder Agreement"), the L&H Holding Control Group exercises the voting rights with respect to the shares held by Stonington Fund, other than on certain key issues. (see further Item 6). The LLC Agreement may result in Stonington's Holdings being considered a member of a group with the L&H Holding Control Group. Stonington LLC disclaims membership of any such group.

     The information required by Item 2 for each Reporting Persons is as follows:

     (a)(f) Name/Place of Organization and Citizenship of Reporting Persons:
            (i)    Jo Lernout, an individual citizen and resident of Belgium;
            (ii)   Pol Hauspie, an individual citizen and resident of Belgium;
            (iii)  LEHA, a Netherlands foundation;
            (iv)   Oldco N.V., a Belgian company;
            (v)    L&H Investment Company N.V., a Belgian company;
            (vi)   L&H Holding N.V., a Belgian company; and
            (vii)  L&H Holding III S.A., a Luxembourg company.
            (viii) Stonington Holdings LLC, a Delaware limited liability company.

     (b) Business Addresses. Jo Lernout, Pol Hauspie, and LHIC have a principal business address and office at Flanders Language Valley 50, 8900 Ieper, Belgium. The address of LEHA is Westblaak 204, 3012 KN Rotterdam, the Netherlands. The address of Oldco is Sint-Krispijnstraat 7, 8900 Ieper, Belgium. The address of L&H Holding is Flanders Language Valley 50, 8900 Ieper, Belgium. The address of L&H Holding III is 3 Avenue Pasteur, L-2311, Luxembourg. The address of Stonington LLC is c/o Stonington Partners, Inc. 767 Fifth Avenue, New York, NY 10153.

     (c) Principal Occupation or Business. Messrs. Lernout and Hauspie are Co-Chairmen and Managing Directors of the Issuer. LEHA is a Netherlands foundation formed for the purpose of holding the ownership interests of Messrs. Lernout and Hauspie in the Issuer and for estate planning reasons. The other Reporting Persons within the L&H Holding Control Group are holding companies formed for the purpose of holding various securities of or interests in the Issuer, with the exception of L&H Investment Company N.V., the primary business of which is to invest in public and private companies in information technology industries, with an emphasis on speech, artificial intelligence and language related technologies, products and services. Stonington LLC is a Delaware limited liability company, formed by L&H Holding and Stonington Fund, in order to hold the shares of the Issuer issued to Stonington Fund as a result of the acquisition of Dictaphone Corporation on May 5, 2000.

CUSIP No. B5628B-10-413D
          --------------

     (d) Criminal Proceedings. During the past five years, none of the Reporting Persons or, to the Issuer's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Judicial Proceedings. During the past five years, none of the Reporting Persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 18, 1997, L&H Holding III purchased 3,305,396 shares of Common Stock (approximately 5.3% of the total outstanding shares of Issuer's Common Stock at that date) from The Lucent Foundation, Inc. (the "Lucent Shares") for an aggregate purchase price of in excess of $20,658,725. The purchase price was payable (i) $1,000,000 at closing, (ii) $5,000,000 by August 17, 1997, and (iii)
the remainder in accordance with the terms of a promissory note on April 15, 1998. The source of funds for the first $1 million payment on the Lucent Shares was the personal funds of Messrs. Lernout and Hauspie. The source of funds for the $5,000,000 payment made August 17, 1997 was a capital contribution by Mr. Gaston Bastiaens, which he obtained through a bank loan from Banque Paribas Belgium secured by the personal guarantees of Messrs. Lernout and Hauspie and the pledge of 1,200,000 of the shares of the Common Stock owned by Oldco. This loan was later refinanced by a loan from Merrill Lynch International Private Finance Ltd. secured by the pledge of 1,000,000 shares of Common Stock owned by Oldco (the "Merrill Lynch Loan"). The proceeds of the Forward Sale (as defined in Item 5 below) were used in part to satisfy the Merrill Lynch Loan and to obtain a release of the pledged shares of Common Stock.

     At the time of the formation of LHIC on October 5, 1998, Oldco transferred 60,924 shares of L&H Holding to LHIC representing 85.09% ownership of L&H Holding, and LHIC became a wholly owned subsidiary of Oldco, except for one share each held by Messrs. Jo Lernout and Pol Hauspie. No funds were required for this transaction, except for nominal amounts paid by Messrs. Jo Lernout and Pol Hauspie for their respective share of LHIC.

     On May 5, 2000 the Issuer acquired Dictaphone Corporation in exchange for 9,384,190 shares of Common Stock and the assumption of about $430 million in debt. Stonington Fund held approximately 96% of the outstanding voting capital stock of Dictaphone. In exchange for its shares of Common Stock of Dictaphone, Stonington Fund received a total of 9,064,329 shares of Common Stock of the Issuer. Stonington LLC is a limited liability company formed between Stonington Fund and L&H Holding for the purpose of holding the shares of the Issuer issued to Stonington Fund as a result of the acquisition of Dictaphone.

     On July 27, 2000, L&H Holding sold an aggregate of 625,000 shares of the Issuer to Mr. Gaston Bastiaens, a director and former President and CEO of the Issuer, pursuant to a purchase and sale agreement (the "Share Purchase and Sale Agreement") dated July 27, 2000. The Share Purchase and Sale Agreement provides that L&H Holding will continue to exercise the voting rights over these shares until July 27, 2002.

Item 4.  Purpose of Transactions.

     A. (1) The Forward Sale, as described in Item 5(c), was entered into by certain Reporting Persons in order to obtain a greater degree of liquidity and diversification in their investments.

CUSIP No. B5628B-10-413D
          --------------

          (2) At the time of formation of LHIC, on October 5, 1998, Oldco transferred 60,924 shares of L&H Holding to LHIC representing 85.09% ownership of L&H Holding and LHIC became a wholly owned subsidiary of Oldco, except for one share each held by Messrs. Jo Lernout and Pol Hauspie. LHIC's primary purpose is to invest in public and private companies in information technology industries with an emphasis on speech, artificial intelligence and language related technologies, products and services.

          (3) On May 5, 2000 the Issuer acquired Dictaphone Corporation in exchange for 9,384,190 shares of Common Stock and the assumption of about $430 million in debt. Stonington Fund held approximately 96% of the outstanding voting capital stock of Dictaphone. Stonington LLC is a limited liability company formed between Stonington Fund and L&H Holding for the purpose of holding the 9,064,329 shares of Common Stock that the Issuer issued on behalf of Stonington Fund as a result of the acquisition of Dictaphone, in order to assign certain voting rights to such shares to the L&H Holding Control Group, as further described in Item 6.

          (4) On June 7, 2000, the Issuer acquired Dragon Systems, Inc. ("Dragon") in exchange for a total of 10,011,236 shares of Common Stock. Separate limited liability company agreements were entered into between L&H Holding and each of the principal shareholders of Dragon (the "Dragon LLCs"), formed for the purpose of holding a total of 9,807,489 shares of Common Stock issued on behalf of the principal Dragon shareholders, in order to assign certain voting rights to such shares to the L&H Holding Control Group, as further described in Item 6.

     B. Jo Lernout, Pol Hauspie and the L&H Holding Control Group regularly explore various alternatives, both to acquire additional securities of the Issuer in order to maintain control of the Issuer and to dispose of securities of the Issuer in order to obtain a greater degree of liquidity and diversification in their investments.

     C. Under the Issuer's Restated Articles of Association, so long as the L&H Holding Control Group retains ownership of 10% or more of the Issuer's outstanding capital stock, L&H Holding has the right to nominate 9 of the 17 directors of the Issuer.

     D. At the Extraordinary Meeting of Shareholders held on June 5, 2000, the shareholders of the Issuer voted upon amending the Restated Articles of Association of the Issuer in order to increase the maximum number of members of the Board of Directors from fourteen (14) to seventeen (17) and to provide that the Chief Executive Officer shall automatically be nominated for appointment as a member of the Board of Directors. At the same time, the shareholders of the Issuer were asked to vote upon the election of Mr. Albert J. Fitzgibbons III, Mr. Gaston Bastiaens and Mr. Roel Pieper as members of the Board of Directors, to hold such office until the 2001 Annual Meeting of Stockholders or until their successor is duly elected and qualified.

     E. From time to time, the L&H Holding Control Group considers selling, purchasing and/or restructuring its holdings of shares of the Issuer, provided that it is the current intent of the L&H Holding Control Group that any such transaction would be done in such a manner as to

CUSIP No. B5628B-10-413D
          --------------

retain beneficial ownership with respect to at least ten percent (10%) of the voting securities of the Issuer.

     Other than as described above and except as may be disclosed in the Issuer's periodic reports filed under the Act, the Reporting Persons have no current plans or proposals, which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). Name and Number of Shares Beneficially Owned. The amount of Common Stock beneficially owned by each of the Reporting Persons (computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) as of August 10, 2000 is:

CUSIP No. B5628B-10-413D
          --------------

                                        Aggregate No. of Shares
                                            Of Common Stock                    Percentage of
                Name                    Beneficially Owned (1)                Common Stock (2)

     ---------------------------------------------------------------------------------------------
     L&H Holding                             32,266,080 (3)                        22.4%
     L&H Holding III                          3,305,396 (4)                         2.3%
     LHIC                                    32,266,080 (5)                        22.4%
     Oldco                                   38,569,668 (6)                        26.8%
     LEHA                                    38,569,668 (7)                        26.8%
     Jo Lernout                              43,667,208 (8)                        30.0%
     Pol Hauspie                             43,667,208 (8)                        30.0%
     Stonington LLC                           9,064,329 (9)                         6.3%

     (1) In addition to the matters described in notes (3) - (9) below, certain of the Reporting Persons have entered into various agreements with certain investors in the Issuer containing restrictive covenants with respect to certain limited matters, such as amendments to Articles of Association, merger and liquidation of the Issuer, and declaration of dividends.

     (2) Based upon 143,154,761 shares of Common Stock outstanding at August 10, 2000, and including 895,932 automatically convertible shares and certain of the Company's 8% Convertible Subordinated Notes due 2001 convertible into 650,262 shares of Common Stock which convertible securities are deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) for the purpose of calculating the percentage of Common Stock held by certain beneficial owners, as indicated in the footnotes hereto. The 895,932 automatically convertible shares are held by a trust on behalf of Intel Atlantic and its voting rights are equivalent to the voting rights of 1,791,864 shares of Common Stock.

     (3) L&H Holding has voting and dispositive power with respect to (i) 12,744,000 shares of Common Stock and (ii) 650,262 shares of Common Stock issuable upon conversion of the Company's 8% Convertible Subordinated Notes due 2001 at a conversion price of $5.125625 per share. L&H Holding has pledged 660,000 shares of Common Stock owned by it to KBC Bank to secure certain indebtedness of L&H Holding to this bank. As a result of the voting arrangements described in note (9) below, and in Item 6 below, L&H Holding is also deemed to have beneficial ownership of the 9,064,329 shares of Common Stock held by Stonington LLC, and of the 9,807,489 held by the Dragon LLCs. On July 27, 2000, L&H Holding sold 625,000 shares of Common Stock of the Issuer it held to Mr. Gaston Bastiaens, a director and former president and C.E.O. of the Issuer, pursuant to the Share Purchase and Sale Agreement. L&H Holding is deemed to have beneficial ownership of the 625,000 shares of Common Stock sold to Mr. Gaston Bastiaens pursuant to a voting arrangement in the Share Purchase and Sale Agreement.

     (4) L&H Holding III has voting power and dispositive power with respect to 3,305,396 shares of Common Stock. A total of 3,200,000 of these shares have been pledged to RGC International Investors, LDC, Shepherd Investments International, Ltd. and Stark International (the "Prior Purchasers") to secure obligations under the Securities Purchase Agreement and Pledge and Security Agreement dated April 14, 1998 and entered into between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie and RGC International Investors, LDC, Shepherd Investments International, Ltd. and Stark International (the "Prior Forward Sale Agreement"). The remaining 105,396 of

CUSIP No. B5628B-10-413D
          --------------

     these shares have been pledged under a Pledge and Security Agreement to GE Capital Equity Investments, Ltd. ("GE Capital") to secure obligations under a Securities Purchase Agreement between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie and GE Capital dated July 17, 1998, which together with the Prior Forward Sale Agreement is herein referred to as the "Forward Sale Agreements". L&H Holding III has the power to vote the shares prior to transfer pursuant to the Forward Purchase Agreements (subject to certain restrictive agreements in the Forward Sale Agreements as to certain limited matters) and pursuant to the terms of the Forward Sale Agreements and related pledge documents has shared dispositive power with the applicable Purchasers.

     (5) LHIC holds beneficial ownership of the shares owned by L&H Holding, by reason of its control over that entity. As a result of the voting arrangements described in note (9), and in Item 6 below, LHIC is also deemed to have beneficial ownership of the 9,064,329 shares of Common Stock held by Stonington LLC, and of the 9,807,489 held by the Dragon LLCs. As a result of the voting arrangement in the Share Purchase and Sale Agreement between L&H Holding and Mr. Gaston Bastiaens, as further described in Item 6 below, LHIC is also deemed to have beneficial ownership over the 625,000 shares of Common Stock sold by L&H Holding to Mr. Bastiaens.

     (6) Except as provided below, Oldco has sole voting and dispositive power with respect to 6,303,588 shares of Common Stock. In addition, it holds beneficial ownership of the shares owned by L&H Holding by virtue of its control of Oldco and Oldco's control over L&H Holding. As of July 17, 1998, Oldco had pledged 1,494,604 shares of Common Stock to GE Capital to secure obligations under the Forward Sale Agreement, and 4,800,000 shares to the Prior Purchasers to secure obligations under the Previous Forward Sale Agreement. Voting and dispositive power is ultimately shared by Messrs. Lernout and Hauspie by virtue of their control of the L&H Holding Control Group. As a result of the voting arrangement described in note (9), and in
     Item 7 below, Oldco is also deemed to have beneficial ownership of the 9,064,329 shares of Common Stock held by Stonington LLC and of the 9,807,489 shares of Common Stock held by the Dragon LLCs. As a result of the voting arrangement in the Share Purchase and Sale Agreement between L&H Holding and Mr. Gaston Bastiaens, as further described in Item 7 below, Oldco is also deemed to have beneficial ownership over the 625,000 shares of Common Stock sold by L&H Holding to Mr. Bastiaens.

     (7) LEHA has voting and disposition power over all of the shares owned by Oldco by virtue of its control of this entity. LEHA has voting and dispositive power over all of the shares of Common Stock of the Issuer owned by L&H Holding by virtue of its control over Oldco and LEHA Voting and dispositive power is ultimately shared by Messrs. Lernout and Hauspie by virtue of their control over the L&H Holding Control Group. As a result of the voting arrangement, described in note (9) and in Item 8 below, LEHA is also deemed to have beneficial ownership of the 9,064,329 shares of Common Stock held by Stonington LLC and of the 9,807,489 shares of Common Stock held by the Dragon LLCs. As a result of the voting arrangement in the Share Purchase and Sale Agreement between L&H Holding and Mr. Gaston Bastiaens, as further described in Item 8 below, LEHA is also deemed to have beneficial ownership over the 625,000 shares of Common Stock sold by L&H Holding to Mr. Bastiaens.

     (8) Each of Messrs. Lernout and Hauspie has sole voting and dispositive power over 140 shares owned directly by each of them. In addition, by virtue of their control of LEHA and L&H Holding III, they share voting and dispositive power over all shares beneficially owned by them. In addition, as further described in Item 6 here below, Messrs. Lernout and Hauspie are deemed to have beneficial ownership over the securities acquired by Intel Atlantic which are exchangeable on and after November 5, 2000 into shares of the Issuer's Automatically Convertible Stock held by a trust on behalf of Intel

CUSIP No. B5628B-10-413D
          --------------

     Atlantic, as to which the voting rights, which are equivalent to the voting rights of 1,791,864 shares of Common Stock, are controlled by Messrs. Lernout & Hauspie. As a result of the voting arrangement, described in note
     (9), Messrs. Lernout and Hauspie are also deemed to have beneficial ownership of the 9,064,329 shares of Common Stock held by Stonington LLC and of the 9,807,489 shares of Common Stock held by the Dragon LLCs. As a result of the voting arrangement in the Share Purchase and Sale Agreement between L&H Holding and Mr. Gaston Bastiaens, Messrs. Lernout and Hauspie are also deemed to have beneficial ownership over the 625,000 shares of Common Stock sold by L&H Holding to Mr. Bastiaens.

     (9) Stonington LLC has shared voting and sole dispositive power with respect to 9,064,329 shares of Common Stock. Stonington LLC has agreed not to sell a total of 3,629,260 shares of Common Stock for a period of two years following the acquisition of Dictaphone, i.e. until May 5, 2002. During the two year period following the acquisition, pursuant to the LLC Agreement and the Stonington Stockholder Agreement, the L&H Holding Control Group exercises the voting rights with respect to the shares, other than on certain key issues. (See further Item 6)

(c)  Recent Transactions

     On April 14, 1998, Oldco and L&H Holding III, S.A. (together with Messrs. Lernout and Hauspie and LEHA) (collectively the "Sellers"), entered into a forward sale (the "Prior Forward Sale Agreement") of up to 8,000,000 shares of Common Stock of the Issuer (the "Maximum Amount" Transfer) with RGC International Investors, LDC, Shepherd Investments International, Ltd., and Stark International (the "Prior Purchasers"). Under the Prior Forward Sale Agreement, the Sellers agree to transfer to the Prior Purchasers on August 31, 2001 (or an earlier date on the occurrence of certain events) (the "Stock Transfer Date"), a certain number of shares of Common Stock of the Issuer up to the Maximum Transfer Amount, which number of shares is calculated based on a discount from the then current market price of the shares, in exchange for an aggregate purchase price of Fifty Million U.S. Dollars ($50,000,000). The Sellers have pledged the Maximum Transfer Amount of shares of Common Stock to secure their obligations under the Prior Forward Sale Agreement. Prior to the Transfer Date, Sellers retain ownership of all of the Common Stock held by them and, subject to certain restrictive agreements with the Prior Purchasers regarding voting by the Sellers of such shares for certain limited matters, with all voting rights of such Common Stock.

     On July 17, 1998, Oldco and L&H Holding III S.A. (together with Messrs. Lernout and Hauspie and LEHA) (collectively, the "Sellers"), entered into a forward sale of up to 1,600,000 shares of Common Stock of the Issuer (the "Maximum Transfer Amount"). Under the Forward Sale Agreement, the Sellers agree to transfer to GE Capital on August 31, 2001 (or an earlier date on the occurrence of certain events) (the "Stock Transfer Date"), a certain number of shares of Common Stock of the Issuer up to the Maximum Transfer Amount, which number of shares is calculated based on a discount from the then current market price of the shares, in exchange for an aggregate purchase price of Ten Million U.S. Dollars ($10,000,000). The Sellers have pledged the Maximum Transfer Amount of shares of Common Stock to secure their obligations under the Forward Sale Agreement. Prior to the Transfer Date, Sellers retain ownership of all of the Common Stock held by them and, subject to certain restrictive agreements with the Purchaser regarding voting by the Sellers of such shares for certain limited matters, retain all voting rights of such Common Stock.

CUSIP No. B5628B-10-413D
          --------------

     At the time of the formation of LHIC, on October 5, 1998, Oldco transferred 60,924 shares of L&H Holding to LHIC representing 85.09% ownership of L&H Holding, and LHIC became a wholly owned subsidiary of Oldco, except for one share each held by Messrs. Jo Lernout and Pol Hauspie. LHIC's primary purpose is to invest in public and private companies in information technology industries, with an emphasis on speech, artificial intelligence and language related technologies, products and services.

     On May 5, 1999, the Issuer, the Trust Foundation L&H ACS (the "Trust"), which is controlled by Messrs. Jo Lernout and Pol Hauspie, and Intel Atlantic ("Intel") entered into a securities subscription agreement. Intel invested approximately $30 Million with the Issuer in the form of non-voting, non-interest bearing securities which are exchangeable on and after November 5, 2000 for shares of the Issuer's automatically convertible stock which is convertible into the Issuer's Common Stock. The Issuer granted certain registration rights with respect to the shares of the Issuer's Common Stock into which the securities purchased by Intel are ultimately convertible. The Trust agreed to hold the Automatically Convertible Stock on behalf of Intel. The voting rights of the Automatically Convertible Stock, which are equivalent to the voting rights of 1,791,864 shares of Common Stock, are controlled by Messrs. Lernout and Hauspie.

     On May 5, 2000 the Issuer acquired Dictaphone Corporation in exchange for 9,384,190 shares of Common Stock and the assumption of about $430 million in debt. Stonington Fund held approximately 96% of the outstanding voting capital stock of Dictaphone. In exchange for its shares of Common Stock of Dictaphone, Stonington Fund received a total of 9,064,329 shares of Common Stock of the Issuer. Stonington LLC is a limited liability company formed between Stonington Fund and L&H Holding for the purpose of holding the shares of the Issuer issued to Stonington Fund as a result of the acquisition of Dictaphone.

     On June 7, 2000, the Issuer acquired Dragon in exchange for 10,011,236 shares of Common Stock. Separate limited liability company agreements were entered into between L&H Holding and each of the former principal shareholders of Dragon which formed the Dragon LLCs for the purpose of holding the 9,807,489 shares of Common Stock issued to the former principal Dragon shareholders.

     On July 27, 2000, L&H Holding and Mr. Gaston Bastiaens, a Director and former C.E.O. and President of the Issuer, entered into a share purchase and sale agreement. Pursuant to this agreement, 625,000 shares of Common Stock of the Issuer held by L&H Holding were sold to Mr. Bastiaens for an aggregate of $25 million.

(d)  Ownership of More than Five Percent on Behalf of Another Person.

     To the best of Messrs. Jo Lernout and Pol Hauspie and the L&H Holding Control Group's knowledge, neither the Prior Purchasers, nor GE Capital own more than 5% of Common Stock of the Issuer. Under the Prior Forward Sale Agreement and the Forward Sale Agreement, the Prior Purchasers, and GE Capital have a right to receive certain dividends paid on the Common Stock of the Issuer prior to the Transfer Date based on the respective Maximum Transfer Amounts.

     As described in Item 2, Stonington LLC is holding the 9,064,329 shares of Common Stock issued as a result of the acquisition of Dictaphone. Stonington LLC has two classes of membership interests. All Class A interests are held by Stonington Fund. All Class B interests are held by L&H Holding, but will automatically be forfeited to Stonington Fund on May 5,

CUSIP No. B5628B-10-413D
          --------------

2002. The Class A member is entitled to the economic benefit of the 9,064,329 shares of Common Stock of the Issuer.

     Pursuant to the LLC Agreement, Stonington Fund directs the voting of these shares on certain key issues, directs the distribution of dividends received in respect of these shares and directs the disposition of these shares.

     As sole Class A member of Stonington LLC, Stonington Fund may be deemed a beneficial owner of these shares. As a general partner of Stonington Fund, Stonington Partners, L.P. ("S.P.") may be deemed to be a beneficial owner of these shares. As a general partner of S.P., Stonington Partners, Inc. II ("SPII") may be deemed a beneficial owner of these shares. As the management company of Stonington Fund, Stonington Partners, Inc. ("Stonington") may be deemed a beneficial owner of these shares. Each of Stonington Fund, S.P., SPII and Stonington disclaims beneficial ownership of these shares.

(e) Date on which Reporting Person ceased to be Beneficial Owner of more than Five Percent of the Class of Securities.

     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Each of Messrs. Lernout, Hauspie, and L&H Holding is a party to a certain Amended and Restated Stockholders Agreement with Lernout & Hauspie Speech Products N.V. and Gewestelijke Investeringsmaatschappij Voor Vlaanderen N.V.
(GIMV), Luxembourg International Finance, American Telephone and Telegraph Company and Nico Willaert, dated as of June 1, 1995, and certain other informal arrangements that govern the voting of their shares with regard to certain matters.

     As reported in Item 3, on June 18, 1997, L&H Holding III purchased 3,305,396 shares of Common Stock (approximately 5.3% of the total outstanding shares of Issuer's Common Stock at that date) from The Lucent Foundation, Inc. (the "Lucent Shares") for an aggregate purchase price of in excess of $20,658,725. The purchase price was payable (i) $1,000,000 at closing, (ii) $5,000,000 by August 17, 1997, and (iii) the remainder in accordance with the terms of a promissory note on April 15, 1998. The source of funds for the first $1 million payment on the Lucent Shares was the personal funds of Messrs. Lernout and Hauspie. The source of funds for the $5,000,000 payment made August 17, 1997 was a capital contribution by Mr. Gaston Bastiaens, which he obtained through a bank loan from Banque Paribas Belgium secured by the personal guarantees of Messrs. Lernout and Hauspie and the pledge of 1,200,000 of the shares of the Common Stock owned by Oldco. This loan was later refinanced by a loan from Merrill Lynch International Private Finance Ltd. secured by the pledge of 1,000,000 shares of Common Stock owned by Oldco (the "Merrill Lynch Loan"). The proceeds of the Forward Sale were used in part to satisfy the Merrill Lynch Loan and to obtain a release of the pledged shares of Common Stock.

CUSIP No. B5628B-10-413D
          --------------

     As part of a strategic alliance, the Issuer, LEHA, Messrs. Jo Lernout and Pol Hauspie and Microsoft Corporation ("Microsoft") entered into a Common Stock Purchase and Shareholders' Agreement dated September 10, 1997, pursuant to which Microsoft agreed to purchase 5,800,840 shares of the Issuer's Common Stock (the "Purchased Shares") at a purchase price of $7.76 per share (or 110% of the non-weighted average closing bid price of the Common Stock on the Nasdaq National Market for the 20 trading days ended September 8, 1997). The Issuer also issued warrants to Microsoft to purchase 1,714,284 shares of the Issuer's Common Stock at an exercise price equal to $8.75 per share, which Microsoft exercised in March 1999. The Purchased Shares and the shares issued as a result of the warrant exercise represent approximately 5.2% of the outstanding Common Stock.

     As described in Item 5 (a) and (b) (4), L&H Holding III has voting power and dispositive power with respect to 3,305,396 shares of Common Stock. A total of 3,200,000 of these shares have been pledged to the Prior Purchasers to secure obligations under the Prior Forward Purchase Agreement. The remaining 105,396 of these shares have been pledged to GE Capital to secure obligations under the Forward Sale Agreement dated as of July 17, 1998. L&H Holding III has the power to vote the shares prior to transfer pursuant to the Forward Purchase Agreements (subject to certain restrictive agreements in the Forward Purchase Agreements as to certain limited matters) and pursuant to the terms of the Forward Purchase Agreements and related pledge documents have shared dispositive power with the applicable Purchasers.

     As described in Item 5(a) and (b)(6), as of July 17, 1998, Oldco had pledged 1,494,604 shares of Common Stock to GE Capital to secure obligations under the Forward Purchase Agreement, and 4,800,000 shares to the Prior Purchasers to secure obligations under the Prior Forward Purchase Agreement.

     L&H Holding has pledged 660,000 shares of Common Stock owned by it to KBC Bank to secure certain indebtedness of L&H Holding to this bank.

     On May 5, 1999, the Issuer, the Trust Foundation L&H ACS (the "Trust"), which is controlled by Messrs. Jo Lernout and Pol Hauspie, and Intel Atlantic ("Intel") entered into a securities subscription agreement. Intel invested approximately $30 Million with the Issuer in the form of non-voting, non-interest bearing securities which are exchangeable on and after November 5, 2000 for shares of the Issuer's automatically convertible stock which is convertible
into the Issuer's Common Stock   The Issuer granted certain registration rights
with respect to the shares of the Issuer's Common Stock into which the securities purchased by Intel are ultimately convertible. The Trust agreed to hold the Automatically Convertible Stock on behalf of Intel. The voting rights of the Automatically Convertible Stock, which are equivalent to the voting rights of 1,791,864 shares of Common Stock, are controlled by Messrs. Lernout and Hauspie.

     On May 5, 2000, the Issuer acquired Dictaphone Corporation in exchange for 9,384,190 shares of Common Stock and the assumption of about $430 million in debt. Stonington Fund held approximately 96% of the outstanding voting capital stock of Dictaphone. On the same day, L&H Holding and Stonington Fund entered into the LLC Agreement forming Stonington LLC. The purpose of Stonington LLC is to own and hold the 9,064,329 shares of Common Stock of the Issuer that had been issued on behalf of Stonington Fund. Stonington LLC has

CUSIP No. B5628B-10-413D
          --------------

agreed not to sell a total of 3,629,260 shares of Common Stock for a period of two years following the acquisition of Dictaphone. During the two year period following the acquisition, pursuant to the LLC Agreement and the Stonington Stockholder Agreement, the L&H Holding Control Group exercises the voting rights with respect to the shares, including the election of members of the board of directors but excluding certain key issues, for so long as Stonington is holding the shares. Stonington LLC has two classes of membership interests. All Class A interests are held by Stonington Fund. All Class B interests are held by L&H Holding, but will automatically be forfeited to Stonington Fund on May 5, 2002. The Class A Member is entitled to the economic benefit of the shares and directs the disposition of the shares. The LLC Agreement provides that Stonington LLC will be managed (including as to voting of the shares other than on certain key issues as to which voting of the shares is reserved to the Class A Member) by a majority of its managers, who are designated by L&H Holding. Currently Messrs. Lernout & Hauspie serve as two of the three managers of Stonington LLC.

     On June 7, 2000, the Issuer acquired Dragon in exchange for 10,011,236 shares of Common Stock. On the same day, L&H Holding and each former principal shareholder of Dragon entered into separate limited liability company agreements. The purpose of the Dragon LLCs is to own and hold the 9,807,489 shares of Common Stock issued on behalf of the former principal Dragon
shareholders.   The principal stockholders of Dragon have agreed not to sell approximately 4.69 million shares of the Issuer's Common Stock which they received in the merger for a period of four months and an additional 4.69 million shares of Common Stock for a period of one year. In addition, these shareholders have assigned certain voting rights to all of the shares to the L&H Holding Control Group and are subject to certain restrictions on transfer by agreeing to hold the shares through the Dragon LLCs.

     Pursuant to the Share Purchase and Sale Agreement, L&H Holding will continue to exercise the voting rights over the 625,000 shares of Common Stock sold to Mr. Bastiaens until July 27, 2002.

CUSIP No. B5628B-10-413D
          --------------

Item 7.  Material to Be Filed as Exhibits.

Exhibits  (a)  Joint Filing Agreement dated as of August 31, 2000.*
          (b) Amended and Restated Stockholders Agreement By And Among Lernout & Hauspie Speech Products N.V. and Certain Shareholders Thereof, dated as of June 1995 (filed as Exhibit 10.27 to Registration Statement on Form F-1 (No. 33-97928)).
          (c) Form of Common Stock Purchase and Shareholders' Agreement between the Issuer, LEHA, Messrs. Jo Lernout and Pol Hauspie and Microsoft Corporation dated September 10, 1997 (filed as an Exhibit to the Issuer's Form 6-K filed on September 11, 1997).
          (d) Securities Purchase Agreement dated April 14, 1998 between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie and RGC International Investors, LDC, Shepherd Investments International, Ltd., and Stark International.*
          (e) Pledge and Security Agreement between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie, KBC Bank and RGC International Investors, LDC, Shepherd Investments International, Ltd., and Stark International dated April 14, 1998.*
          (f) Securities Subscription Agreement between the Issuer, The Trust Foundation L&H ACS and Intel Atlantic dated May 5, 1999 (filed as
               Exhibit 10.45 to the Annual Report on Form 20-F for 1998 as filed with the Securities and Exchange Commission on June 30, 1999).
          (g) Securities Purchase Agreement dated July 17, 1998 between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie and GE Capital Equity Investments, Ltd.*
          (h) Pledge and Security Agreement between LEHA, Oldco, L&H Holding III, Messrs. Jo Lernout and Pol Hauspie, and GE Capital Equity Investments, Ltd. dated July 17, 1998.*
          (i) Agreement and Plan of Merger among Lernout & Hauspie Speech Products N.V., Dark Acquisition Corp. and Dictaphone Corporation dated March 7, 2000. (filed as Exhibit 2.01 to the Current
               Report on Form 8-K of the Issuer, filed on May 22, 2000).
          (j)  Stockholders Agreement among Stonington Holdings LLC, LEHA, L&H
               Holdings N.V., L&H Holding III, Oldco N.V., L&H Investment
               Company N.V. and Lernout & Hauspie Speech Products N.V., dated May 5, 2000 (filed as Exhibit 4.2 to the Current Report on Form 8-K of the Issuer, filed May 22, 2000).
          (k) Agreement and Plan of Merger dated March 27, 2000, and Amendment No. 1 dated May 25, 2000, by and among Lernout & Hauspie Speech Products N.V., L&H Holdings USA, Inc., Dragon Systems, Inc. and the principal stockholders (filed as Exhibit 2.1 and 2.2 to the Issuer's Current Report on Form 8-K, filed on June 22, 2000).

CUSIP No. B5628B-10-413D
          --------------

          (l) Stockholders' Agreement among JKBaker LLC, JMBaker LLC, Seagate LLC, Roth Special LLC, CFB Gilbert LLC, PGB Rumpohl LLC, James K. Baker, Janet M. Baker, Robert Roth, Seagate Technology, Inc., The Paul G. Bamberg Trust, The Cherry F. Bamberg Trust, LEHA, L&H Holding N.V., L&H Holding III, Oldco N.V., L&H Investment Company and Lernout & Hauspie Speech Products N.V. dated June 7, 2000 (filed as Exhibit 4.2 to the Current Report on Form 8-K of the Issuer-filed on June 22, 2000).
          (m)  Share Purchase and Sale Agreement dated July 27, 2000 between
               L&H Holding N.V. and Mr. Gaston Bastiaens.**

___________________
*  Filed herewith
** Translated in full or summary version; the original language version is on file with the Issuer and is available upon request.

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Jo Lernout

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Pol Hauspie

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Pol Hauspie
                                   ------------------------------------------
                                   (Signature)

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LEHA, A NETHERLANDS FOUNDATION

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)


                                   Jo Lernout, Director
                                   ------------------------------------------
                                   (Name/Title)



                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Pol Hauspie
                                   ------------------------------------------
                                   (Signature)


                                   Pol Hauspie, Director
                                   ------------------------------------------
                                   (Name/Title)

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   L&H HOLDING N.V.

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)


                                   Jo Lernout, Managing Director
                                   ------------------------------------------
                                   (Name/Title)

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   L&H HOLDING III S.A.

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)


                                   Jo Lernout, Director
                                   ------------------------------------------
                                   (Name/Title)


                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jean Bintner
                                   ------------------------------------------
                                   (Signature)


                                   Jean Bintner, Director
                                   ------------------------------------------
                                   (Name/Title)

CUSIP No. B5628B-10-413D
          --------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   OLDCO N.V.

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)

                                   Jo Lernout, Managing Director
                                   ------------------------------------------
                                   N.V. Lernout &Hauspie Investment Holding,
                                   ------------------------------------------
                                   Liquidator of Oldco, N.V
                                   ------------------------------------------
                                   (Name/Title)

CUSIP No. B5628B-10-413D
          --------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   L&H INVESTMENT COMPANY N.V.

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)


                                   Jo Lernout, Co-Chairman
                                   ------------------------------------------
                                   (Name/Title)



                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Pol Hauspie
                                   ------------------------------------------
                                   (Signature)


                                   Pol Hauspie, Co-Chairman
                                   ------------------------------------------
                                   (Name/Title)

CUSIP No. B5628B-10-413D
          --------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   STONINGTON HOLDINGS LLC

                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Jo Lernout
                                   ------------------------------------------
                                   (Signature)


                                   Jo Lernout, Manager
                                   ------------------------------------------
                                   (Name/Title)



                                   August 31, 2000
                                   ------------------------------------------
                                   (Date)


                                   /s/ Pol Hauspie
                                   ------------------------------------------
                                   (Signature)


                                   Pol Hauspie, Manager
                                   ------------------------------------------
                                   (Name/Title)

                                  SCHEDULE A

                      Directors and Executive Officers of
                               Reporting Persons



     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below. With the exception of (i) Norbert Schmitz and (ii) Jean Bintner, who are citizens of Luxembourg, each person listed in Schedule A hereto is a citizen of Belgium.

LEHA
----
Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Jo Lernout, Managing Director                    Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

Pol Hauspie, Managing Director                   Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

L&H Holding N.V.
----------------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Jo Lernout, Managing Director                    Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

Pol Hauspie, Managing Director                   Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

Fernand Cloet, Director of the Issuer            David Tenierslaan 10                   140
                                                 8500 Kortrijk, Belgium

Oldco N.V.
----------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Liquidator:  Lernout & Hauspie                   Flanders Language Valley 50            -0-
Investment Holding N.V.                          8900 Ieper, Belgium


Directors of Lernout & Hauspie
Investment Holding N.V.:

Jo Lernout, Managing Director                    Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

Pol Hauspie, Managing Director                   Flanders Language Valley 50            See Item 5
Co-Chairman of the Board of Directors            8900 Ieper, Belgium
and Managing Director of the Issuer

Nico Willaert, Director                          Flanders Language Valley 50            -0-
Vice-Chairman of the Board of                    8900 Ieper, Belgium
Directors and Director of the Issuer

L&H Investment Company N.V.
---------------------------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Jo Lernout, Co-Chairman                          Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Pol Hauspie, Co-Chairman                         Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Francis Vanderhoydonck CVBA, Managing            Flanders Language Valley 50            -0-
Director Member of the Board of                  8900 Ieper, Belgium
Directors of the Issuer


Thomas Denys BVBA, Managing Director             Flanders Language Valley 50            -0-
                                                 8900 Ieper, Belgium

Proxair BVBA, Director                           Flanders Language Valley 50            -0-
                                                 8900 Ieper, Belgium

Chantal Mestdagh, BVBA, Director                 Flanders Language Valley 50            -0-
                                                 8900 Ieper, Belgium

L&H Holding III
---------------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Jo Lernout, Director                             Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Norbert Schmitz, Director                        3 Avenue Pasteur                       -0-
Director of Companies                            L-2311 Luxembourg, Luxembourg

Jean Bintner, Director                           3 Avenue Pasteur                       -0-
Director of Companies                            L-2311 Luxembourg, Luxembourg

Stonington Holdings LLC
-----------------------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Managers                                                                             Issuer Beneficially Owned
Albert J. Fitzgibbons III, Manager               c/o Stonington Partners, Inc.          Mr. Albert J.Fitzgibbons
Partner and Director of Stonington               787 Fifth Avenue, 48/th/ Floor         disclaims any benificial
Partners, Inc.; Partner and Director             New York, NY  10153                    ownership as to any of the
of Stonington Partners, Inc. II.                                                        shares held by Stonington
(The general partner of Stonington                                                      LLC.
Partners L.P., the general partner of
Stonington Capital Appreciation Fund
1994, L.P.) and Director of the Issuer

Lernout, Manager                                 Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Pol Hauspie, Manager                             Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

L&H Holding N.V.
----------------

Present Name and Principal Occupation            Present Business Address               Number of Shares of the
of Directors and Officers                                                               Issuer Beneficially Owned
Jo Lernout, Managing Director                    Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Pol Hauspie, Managing Director                   Flanders Language Valley 50            See Item 5
Co-Chairman of the Board and Managing            8900 Ieper, Belgium
Director of the Issuer

Fernand Cloet, Director                          David Tenierslaan 10                   See Item 5
Director of Companies                            8500 Kortrijk, Belgium